UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of Petrobras Operaciones S.A.

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Rio de Janeiro, October 14, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that it has started the opportunity disclosure stage (teaser), regarding the sale of 100% of its stake in Petrobras Operaciones S.A. (POSA), Petrobras' wholly owned subsidiary in Argentina, which holds a 33.6% stake in the Rio Neuquén Field.

The teaser, which contains the key information about the opportunity, as well as the eligibility criteria for the selection of potential participants, is available on on Petrobras' Investor Relations website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be informed to the market in due course.

This disclosure is in accordance with Petrobras' divestment guidelines.

This operation is in line with the company's portfolio optimization strategy and capital allocation improvement, aiming to maximize value and higher return to society.

About POSA

POSA is a company established in Argentina, where it holds a 33.6% stake in the Rio Neuquén field, located in the provinces of Rio Neuquén and Rio Negro, this being its only asset. Petrobras holds stakes in POSA through its subsidiaries PIB BV (Petrobras Internacional Braspetro B.V.), with 95%, and PVIE (Petrobras Valores Internacionais de España), with 5%.

Along with POSA, in the Rio Neuquén asset, YPF S.A (YPF), the field operator, with a 33.3% stake, and Pampa Energia (Pampa), with 33.1%, are also partners. Rio Neuquén's production comes mainly from unconventional reservoirs (tight gas) of the Punta Rosada and Lajas formations. In September 2022, POSA's production was 1.52 MM m³/d of natural gas and 0.7 thousand bpd of oil, condensate and gasoline.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer